Exhibit d under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K

                               AMENDMENT #1 TO
                                  BY-LAWS OF
                       BBH U.S. MONEY MARKET PORTFOLIO
                        (effective December 13, 2004)

Amend Article II, Trustees, to add the following sentence to the end of
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Section 2 .4.  Chairman; Records:

      The Chairperson of the Board shall at all times be an independent
Trustee.

Delete the first sentence of Section 3.1, Officers of the Trust of Article III, Officers, and replace with the following sentence:

      The officers of the Trust shall consist of a President (who shall be the Chief Executive Officer of the Trust), one or more Vice Presidents (the number thereof to be determined by the Board of Trustees), a Secretary and a Treasurer (who shall be the Chief Financial Officer of the Trust).

Delete Section 3.5. Chairman, President and Vice Presidents of Article III, Officers, and replace with the following:
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      Section 3.5. President and Vice Presidents. The President shall be the chief executive officer of the Trust and, subject to the control of the Trustees, shall have general supervision, direction and control of the business of the Trust and of its employees and shall exercise such general powers of management as are usually vested in the office of President of a corporation. In the absence of the Chairman, if any, the President shall preside at all meetings of the Holders and, in the absence of the Chairman, the President shall preside at all meetings of the Trustees. Subject to the direction of the Trustees, the President shall have the power, in the name and on behalf of the Trust, to execute any and all loan documents, contracts, agreements, deeds, mortgages and other instruments in writing, and to employ and discharge employees and agents of the Trust. Unless otherwise directed by the Trustees, the President shall have full authority and power to attend, to act and to vote, on behalf of the Trust, at any meeting of any business organization in which the Trust holds an interest, or to confer such powers upon any other person, by executing any proxies duly authorizing such person. The President shall have such further authorities and duties as the Trustees shall from time to time determine. In the absence or disability of the President, the Vice Presidents in order of their rank or the Vice President designated by the Trustees, shall perform all of the duties of the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon the President. Subject to the direction of the President, each Vice President shall have the power in the name and on behalf of the Trust to execute any and all loan documents, contracts, agreements, deeds, mortgages and other instruments in writing, and, in addition, shall have such other duties and powers as shall be designated from time to time by the Trustees or by the President.

Amend Article III, Officers to add new Section 3.8 and renumber existing
Section 3.8 as Section 3.9:

      Section 3.8. Chief Compliance Officer. The Chief Compliance Officer shall be responsible for enforcing the Trust's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940.